Exhibit 99.1

AuRico Gold Reports Second Quarter Financial Results and Eighth Consecutive Quarter of Record Gold Production as Young-Davidson Ramp-Up Exceeds Expectations

TORONTO, Aug. 7, 2014 /CNW/ - AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), ("AuRico" or the "Company") reports financial results for the three and six months ended June 30, 2014. The Company will host a conference call on Friday, August 8, 2014 beginning at 8:30 a.m. Eastern Time (details below). (All amounts are in U.S. dollars, unless otherwise indicated.)

To view "Company Wide Quarterly Production Growth", please click: http://files.newswire.ca/975/ProductionGraph.pdf

Financial Highlights

(in thousands, except per share amounts)	Quarter Ended June 30, 2014	Quarter Ended June 30, 2013	Six MonthsEnded June 30, 2014	Six Months Ended June 30, 2013
Revenue from mining operations	$75,530	$57,660	$146,483	$122,545
Adjusted net (loss) / earnings(1)	($15,284)	$6,122	($22,892)	$17,719
Adjusted net (loss) / earnings per share, basic(1)	($0.06)	$0.02	($0.09)	$0.07
Net loss	($16,776)	($103,491)	($45,667)	($85,217)
Net loss per share, basic	($0.07)	($0.42)	($0.18)	($0.34)
Adjusted operating cash flow(1)	$12,258	$18,691	$25,727	$38,813
Adjusted operating cash flow, per share(1)	$0.05	$0.08	$0.10	$0.15
(1) See the tables at the end of this press release for a reconciliation of adjusted net earnings and adjusted operating cash flow and refer to the discussion of Non-GAAP measures below.

Operational Highlights

	Quarter ended June 30, 2014			Quarter ended June 30, 2013
	Young-Davidson	El Chanate	Total	Young-Davidson	El Chanate	Total
Gold ounces produced	40,166	16,032	56,198	19,435	18,751	38,186
Gold ounces produced, pre-commercial production(3)	-	-	-	9,817	-	9,817
Total gold ounces produced	40,166	16,032	56,198	29,252	18,751	48,003
Underground cash costs per ounce(1)(2)(4)	$803	-	$803	-	-	-
Open pit cash costs per ounce(1)(2)(4)	$974	$618	$800	$716	$602	$655
Total cash costs per ounce(2)(4)	$871	$618	$801	$716	$602	$655

	Six months ended June 30, 2014			Six months ended June 30, 2013
	Young-Davidson	El Chanate	Total	Young-Davidson	El Chanate	Total
Gold ounces produced	75,270	35,142	110,412	39,987	36,640	76,627
Gold ounces produced, pre-commercial production(3)	-	-	-	17,546	-	17,546
Total gold ounces produced	75,270	35,142	110,412	57,533	36,640	94,173
Underground cash costs per ounce(1)(2)(4)	$805	-	$805	-	-	-
Open pit cash costs per ounce(1)(2)(4)	$1,141	$601	$856	$705	$585	$645
Cash costs per ounce(2)(4)	$935	$601	$834	$705	$585	$645

(1)	Prior to commissioning the underground mine at Young-Davidson, cash costs were calculated on ounces produced from the open pit only. All underground costs were capitalized, and any revenue related to underground ounces sold was credited against capital. Subsequent to the declaration of commercial production in the underground mine on October 31, 2013, cash costs are calculated on ounces from both the open pit and underground mines, and revenue related to the sale of underground ounces is recognized in the Company's Statement of Operations as revenue.
(2)	Cash costs are prior to inventory net realizable value adjustments, where applicable. See the Non-GAAP Measures section on page 18 of the Management's Discussion and Analysis for the three and six months ended June 30, 2014.
(3)	Includes pre-production gold ounces from the Young-Davidson underground mine prior to the declaration of commercial production on October 31, 2013.
(4)	For the three and six months ended June 30, 2014, cash costs per gold ounce are calculated using gold ounces sold at the El Chanate and Young-Davidson mines. For 2013, cash costs per gold ounce are calculated using gold ounces sold at the El Chanate mine and gold ounces produced at the Young-Davidson mine.

2014 Guidance Confirmation and Update

The Company confirms its 2014 operational estimates and is revising its capital investment estimates for the Young-Davidson mine.

During the first six months of the year the Young-Davidson mine has continued to exceed expectations through a diligent focus on driving further productivity gains throughout the operation as well as accelerating capital investment initiatives that position the mine for long-term success. This increased capital investment has supported higher than expected productivity throughout the operation as follows:

•	Underground development rates have exceeded planned levels to date and support the increasing underground productivity levels that position the mine to meet, or potentially exceed, the year-end target of 4,000 tonnes per day.
•	The sustainable run-rate of the mill facility has been increased from 7,000 tonnes per day to the current 8,000 tonnes per day through the addition of two leach tanks and a pebble recycle conveyor system with no negative impact on recoveries. The increased mill capacity will support the growing underground ore feed as well as the early treatment of the open pit stockpile that is expected to favourably augment the mine's free cash flow profile going forward.
•	Sinking of the historical MCM shaft is currently three months ahead of schedule, which is expected to advance the timing to complete the final leg of the Northgate production shaft to its ultimate depth and provide earlier access to the lower mine.

As a result of the increased capital investment, the Company has increased its 2014 capital investment estimates at the Young-Davidson mine from $110 million to approximately $135 million to potentially accelerate the ramp-up of Young-Davidson. Notwithstanding the increase in Young-Davidson's capital investment, the Company continues to be confident that in the current gold price environment this world class asset will achieve free cash flow by the end of the year.

Young-Davidson Highlights

•	At the end of the quarter, the Young-Davidson mine reported 465 days of lost time incident free operations.
•	Record production of 40,166 gold ounces was reported in the quarter, representing an increase of 5,062 ounces, or 14%, over the prior quarter. The operation is expected to deliver additional period-over-period production increases going forward as the underground mine ramps-up to targeted levels.
•	Underground cash costs for the quarter were $803 per gold ounce and are expected to decline throughout the year, corresponding with planned quarter-over-quarter increases in underground productivity. Total cash costs for the quarter, which include the open pit mine and open pit stockpile, were $871 per gold ounce.
•	During the quarter, underground mine productivity exceeded planned levels and averaged approximately 3,595 tonnes per day. With underground productivity currently at more than 90% of the year-end target, the operation is firmly positioned to achieve the year-end target of 4,000 tonnes per day and an ultimate productivity level target of 8,000 tonnes per day at the end of 2016.
•	For the second full quarter of underground commercial production, unit mining costs were in-line with expectations at approximately $45 per tonne. Corresponding with the planned quarter-over-quarter increases in underground productivity, unit costs are expected to decrease steadily throughout the year to a year-end underground unit mining cost target of approximately $40 per tonne.
•	During the quarter, the operation was able to fully utilize excess paste-fill capacity to accelerate the filling of additional mined out stopes to potentially accelerate the planned underground ramp-up schedule through earlier access to secondary stopes. The capacity of the paste-fill plant is expected to fully support the underground ramp-up to 8,000 tonnes per day at the end of 2016.
•	During the quarter, underground development advance continued to exceed planned levels with approximately 3,545 metres completed, at an average of 39 metres per day. The Company will continue to focus on advancing underground development to best position the mine for sustainable, period-over-period productivity increases in 2014 and beyond.
•	During the quarter, the mill facility exceeded targeted levels and averaged 8,230 tonnes per day, at planned recoveries of 88%. The higher throughput level during the quarter suggests a sustainable mill processing run rate of 8,000 tonnes per day going forward that is expected to provide considerable flexibility as the underground mine continues to ramp up to its ultimate target of 8,000 tonnes per day. The short life open pit mine was fully depleted in early June as planned. As a result, open pit mining activities have ceased and mining costs of approximately $3 million per month have been eliminated. Currently, approximately 3.2 million tonnes of open pit ore, at an average grade of approximately 0.80 grams per tonne, is stockpiled ahead of the mill facility for future processing. The open pit stockpile will supplement underground ore feed to the mill processing facility as the underground mine ramps up to targeted levels. As the related mining costs associated with the stockpile were expended in prior periods, processing of these ore tonnes is expected to favourably augment the mine's free cash flow profile going forward.

El Chanate Highlights

•	At the end of the quarter, the El Chanate mine achieved 479 days of lost time incident free operations.
•	During the quarter the open pit mined an average of 93,808 tonnes per day.
•	Production in the quarter reflected sequencing of lower grade mining areas. Operations are expected to increasingly shift to higher grade mining areas during the second half of the year.
•	Cash costs for the quarter were $618 per ounce, in-line with guidance levels.

"The Company has reported the eighth consecutive quarter of production growth underpinned by another record quarter from the Young-Davidson mine where the operation continues to exceed expectations, and with Young-Davidson establishing higher productivity levels quarter-over-quarter we are gaining increasing confidence in the potential of this asset. Underpinned by our strong financial position, we are able to leverage that potential and have increased capital investment to potentially accelerate the ramp-up to peak productivity levels." stated Scott Perry, President and Chief Executive Officer. He continued, "The Company continues to take a longer term view to position our operations for sustainable growth and shareholder value creation that will drive long term success. As we begin the third quarter the Company is very well positioned to deliver the ninth consecutive quarter of production growth and we are increasingly confident that in the current gold price environment the Young-Davidson mine will be generating positive free cash flow by the end of the year."

Adjusted Net Earnings Reconciliation

(in thousands, except per share metrics)	Quarter Ended	Quarter Ended
	June 30, 2014	June 30, 2013
Net loss	($16,776)	($103,491)
Adjustments:
Deferred income tax (recovery) / expense related to foreign exchange	(11,309)	11,852
Foreign exchange loss / (gain)	7,583	(8,741)
Unrealized and realized (gain) / loss on investments	(779)	204
Loss on retained interest royalty	4,815	-
Net realizable value adjustments on inventory	-	12,245
Impairment charges	-	98,688
Unrealized loss on derivatives	-	793
Gain on option component of convertible notes	-	(4,106)
Unrealized loss on contingent consideration	-	4,060
Other (including tax effect of adjustments)	1,182	(5,382)
Adjusted net (loss) / earnings	($15,284)	$6,122
Adjusted net (loss) / earnings, per share	($0.06)	$0.02

(in thousands, except per share metrics)	Six Months Ended	Six Months Ended
	June 30, 2014	June 30, 2013
Net loss	($45,667)	($85,217)
Adjustments:
Deferred income tax expense related to foreign exchange	1,347	12,553
Foreign exchange gain	1,635	(9,677)
Gain on option component of convertible notes	(413)	(10,975)
Unrealized and realized (gain) / loss on investments	(6,589)	316
Loss on retained interest royalty	4,815	-
Loss on convertible notes tender offer	15,645	-
Corporate restructuring costs	2,716	-
Net realizable value adjustments on inventory	-	12,245
Impairment charges	-	98,688
Unrealized loss on contingent consideration	-	6,849
Unrealized gain on derivatives	-	(1,882)
Other (including tax effect of adjustments)	3,619	(5,181)
Adjusted net (loss) / earnings	($22,892)	$17,719
Adjusted net (loss) / earnings, per share	($0.09)	$0.07

Adjusted Operating Cash Flow Reconciliation

(in thousands, except per share metrics)	Quarter Ended	Quarter Ended
	June 30, 2014	June 30, 2013
Operating cash flow	$4,649	$13,875
Add back: Non-cash change in operating working capital	7,609	4,816
Adjusted operating cash flow	$12,258	$18,691
Adjusted operating cash flow, per share	$0.05	$0.08

(in thousands, except per share metrics)	Six Months Ended	Six Months Ended
	June 30, 2014	June 30, 2013
Operating cash flow	$29,140	$26,974
Add back: Non-cash change in operating working capital	(3,413)	11,839
Adjusted operating cash flow	$25,727	$38,813
Adjusted operating cash flow, per share	$0.10	$0.15

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA")

(in thousands)	Quarter Ended	Quarter Ended
	June 30, 2014	June 30, 2013
EBITDA	$14,908	($80,483)
Add back:
Exploration	20	17
Non-cash items identified in supplemental cash flow note, excluding amortization and depletion, and deferred income tax expense / recovery	5,546	102,217
Adjusted EBITDA	$20,474	$21,751

(in thousands)	Six Months Ended	Six Months Ended
	June 30, 2014	June 30, 2013
EBITDA	$21,387	($45,602)
Add back:
Exploration	28	19
Non-cash items identified in supplemental cash flow note, excluding amortization and depletion, and deferred income tax expense / recovery	14,746	97,382
Adjusted EBITDA	$36,161	$51,799

Non-GAAP Measures

The Company uses the measures adjusted net earnings, cash costs per ounce, adjusted operating cash flow, EBITDA and Adjusted EBITDA in this press release, which do not have a standardized meaning prescribed by International Financial Reporting Standards ("IFRS" or "GAAP"). They are, therefore, considered to be non-GAAP measures and may not be comparable to similar measures presented by other companies. The non-GAAP measures cash costs per ounce and EBITDA are reconciled to the Company's financial statements beginning on page 18 of the Company's Management's Discussion and Analysis for the three and six months ended June 30, 2014.

Adjusted net earnings is comprised of net earnings, adjusted for specific items. While the adjustments to net earnings in this measure include items that are recurring, adjusted net earnings is a useful measure as the unrealized gains / losses on foreign exchange, fair value adjustments on contingent consideration and derivatives, unrealized and realized gains and loss on investments, corporate restructuring costs, and other non-recurring items do not reflect the underlying operating performance of the Company's core mining business in the periods presented and are not necessarily indicative of future operating results.

Adjusted operating cash flow excludes the change in non-cash operating working capital, which includes changes in receivables, inventories, prepaid assets, and payables. Management uses adjusted operating cash flow as a measure internally to evaluate the underlying operating cash flow performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating cash flow.

Adjusted EBITDA represents EBITDA, adjusted for exploration expense and other non-cash items included in earnings. While the adjustments to net earnings in this measure includes items that are recurring, adjusted EBITDA a valuable indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

Financial Statements and Management's Discussion and Analysis

The financial statements and related Management's Discussion and Analysis can be found on the Company's website at www.auricogold.com or under the Company's profile on www.sedar.com and with the Securities and Exchange Commission at www.sec.gov/edgar.shtml ("Edgar").

Q2 2014 Dividend Declared

Commencing in 2014, the quarterly dividend is linked to operating cash flow ("OCF"), whereby the Company pays out 20% of the OCF generated in the preceding quarter, divided by the Company's outstanding common shares at the time the dividend is approved. On August 7, 2014, the Board of Directors declared the Company's quarterly dividend payment of $0.00375 per share for the second quarter ended June 30, 2014, payable on September 2, 2014 to shareholders of record at the close of business on August 18, 2014. Further information on the Company's dividend reinvestment plan (DRIP) is available through the following link: www.auricogold.com/DRIP.

Second Quarter Webcast and Conference Call

A webcast and conference call will be held on Friday, August 8, 2014 starting at 8:30 a.m. Eastern Time. Senior management will be on the call to discuss the results.

Conference Call Access

•	International & Toronto: 1-647-427-7450
•	Canada & U.S. Toll Free: 1-888-231-8191

Please ask to be placed into the AuRico Gold 2014 Second Quarter Results Conference Call.

Conference Call Live Webcast

The conference call will be broadcast live on the internet via webcast. To access the webcast, please follow this link: http://www.newswire.ca/en/webcast/detail/1379487/1530049.

Archive Call Access

If you are unable to attend the conference call, a replay will be available until midnight, August 15, 2014 by dialing the appropriate number below:

•	International & Toronto: 1-416-849-0833 Passcode: #67392874
•	Canada & U.S. Toll Free: 1-855-859-2056 Passcode: #67392874

Archive Webcast

The webcast will be archived for 90 days. To access the archived webcast, visit the Company's website at www.auricogold.com or follow this link: http://www.newswire.ca/en/webcast/detail/1379487/1530049.

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have solid production growth and exploration potential. The Company is focused on its core operations including the Young-Davidson gold mine in northern Ontario and the El Chanate mine in Sonora State, Mexico. AuRico's project pipeline also includes development opportunities in Canada and Mexico. AuRico's head office is located in Toronto, Ontario, Canada.:

Cautionary Statement

This press release contains certain information that constitutes "forward-looking information" and "forward-looking statements" as defined under Canadian and U.S. securities laws. All statements in this press release, other than statements of historical fact, are forward-looking statements. The words "expect", "believe", "anticipate", "contemplate", "may", "could", "will", "intend", "estimate", "forecast", "target", "budget", "schedule" and similar expressions identify forward-looking statements. Forward-looking statements in this press release include, without limitation, those under the headings "2014 Guidance Confirmation and Update", "Young-Davidson Highlights" and "El Chanate Highlights" which include, without limitation, statements with respect to our expectations on underground productivity levels, underground unit mining cost, underground development, mill facility processing rate, cash flow, cash costs, capital investment and timing to completion on the final leg of the Northgate production shaft,  information as to our strategy, plans and future financial and operating performance, such as our expansion plans, project timelines, production plans, projected cash flows or capital expenditures, cost estimates, mining or milling methods, projected exploration results, resource and reserve estimates and other statements that express our expectations or estimates of future performance.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors and assumptions underlying the forward-looking statements in this press release include, but are not limited to: changes to current estimates of mineral reserves and resources; fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso and U.S. dollar); the impact of inflation; changes in our credit rating; any decision to declare a quarterly dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labor; development delays at the Young-Davidson mine; operating or technical difficulties in connection with mining or development activities; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson and El Chanate mines may not perform as planned; uncertainty with the Company's ability to secure capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Kemess Underground project; contests over title to properties; changes in national and local government legislation in Canada, Mexico and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; business opportunities that may be pursued by the Company, as well as those factors discussed under "Risk Factors" in the Company's most recent Annual Information Form.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this press release. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, the assumptions set forth in our most recent Form 40-F/Annual Information Form. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

There can be no assurance that forward-looking statements or information will prove to be accurate, accordingly, investors should not place undue reliance on the forward-looking statements or information contained herein. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources

This press release uses the terms "measured", "indicated" and "inferred" resources. We advise investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. "Inferred resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

SOURCE AuRico Gold Inc.

PDF available at: http://stream1.newswire.ca/media/2014/08/07/20140807_C9679_DOC_EN_42368.pdf

%CIK: 0001078217

For further information:

For further information please visit the AuRico Gold website at www.auricogold.com or contact

Rob Chausse
Executive Vice President & Chief Financial Officer
AuRico Gold Inc.
1-647-260-8880

Anne Day
Vice President, Investor Relations and Communications
AuRico Gold Inc.
1-647-260-8880

CO: AuRico Gold Inc.

CNW 09:33e 08-AUG-14